QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 2

Management Report of Fund Performance	December 31, 2010

Investment Objective and Strategies

        Sprott Physical Silver Trust (the "Trust") is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices.

        The units of the Trust are listed on the New York Stock Exchange ("NYSE") Arca and the Toronto Stock Exchange ("TSX") under the symbols "PSLV" and "PHS.U", respectively.

Risks

        The risks of investing in the Trust are detailed in the prospectus dated October 28, 2010 related to the offering of 50,000,000 units of the Trust. There have been no material changes to the Trust since inception that affected the overall level of risk. The principal risks associated with investing in the Trust are the price of silver, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical silver bullion, liabilities of the Trust, and redemption of units.

Results of Operations

        On October 28, 2010, the Trust closed its initial public offering with the sale of 50,000,000 units, followed by the closing of the entire overallotment of 7,500,000 units on November 3, 2010, at $10.00 per unit, for total gross proceeds of $575,000,000.

        Of the $575.0 million gross proceeds raised through the above transactions, the Trust paid approximately $26.8 million in respect of underwriting commissions and other expenses related to the offering detailed above, invested $541.7 million in physical silver bullion at an average cost of $24.29 per troy ounce and retained $6.5 million in cash in order to provide available funds for the Trust's ongoing expenses and potential cash redemptions. No unit redemptions have occurred since the inception of the Trust.

        The value of the net assets of the Trust as of December 31, 2010 was $695.2 million or $12.09 per unit. The Trust held 22,298,525 ounces of physical silver bullion as of December 31, 2010.

        For the period from October 28, 2010 to December 31, 2010, total unrealized gains on physical silver bullion amounted to $147.7 million.

        The units closed at $14.07 on the NYSE Arca and $14.07 on the TSX on December 31, 2010. The units are denominated in U.S. dollars on both exchanges.

        The Trust's net asset value per unit on December 31, 2010 was $12.09. During the period from October 28 to December 31, 2010, the Trust's units traded on the NYSE Arca at an average premium to net asset value of approximately 8.64%.

*
All references to currencies in this report are in United States Dollars, unless stated otherwise.

Related Party Transactions

Management Fees

        The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.45% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from October 28 to December 31, 2010, the Trust incurred management fees of $487,640 (not including applicable Canadian taxes).

Operating Expenses

        The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical silver bullion, costs incurred in connection with the Trust's continuous disclosure public filing requirements and investor relations and any expenses associated with the implementation and on-going operation of the Independent Review Committee of the Trust. Operating expenses for the period from October 28, 2010 to December 31, 2010 amounted to $114,583 (not including applicable Canadian taxes).

Financial Highlights

        The following table shows selected key financial information about the Trust and is intended to help you understand the Trust's financial performance for the period from October 28, 2010, the initial public offering of the Trust, to December 31, 2010.

Net assets per unit1

Net assets per Unit, beginning of period	$10.00

Increase(decrease) from operations[2]:
Total revenue	$—
Total expenses	(0.01)
Realized gains (losses) for the period	—
Unrealized gains for the period	2.60

Total increase from operations	$2.59

Net assets per Unit, end of period	$12.09

1
This information is derived from the Trust's annual financial statements.

2
Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the financial period from October 28, 2010 to December 31, 2010. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

Total net asset value (000's)[1]	$695,232
Number of Units outstanding[1]	57,500,000
Management expense ratio[2]	0.62%
Trading expense ratio[3]	nil
Portfolio turnover rate[4]	nil
Net asset value per Unit	$12.09
Closing market price — NYSE Arca	$14.07
Closing market price — TSX	$14.07
1
This information is provided as at December 31, 2010.

2
Management expense ratio ("MER") is based on total expenses (excluding commissions and other portfolio transaction costs) for the stated period and is expressed as an annualized percentage of daily average net asset value during the period from October 28, 2010 to December 31, 2010. The MER for the period from October 28, 2010 to December 31, 2010 on an un-annualized basis is 0.11%.

3
The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period from October 28, 2010 to December 31, 2010. Since there are no trading costs associated with physical bullion trades, the trading expense ratio is nil.

4
The Trust's portfolio turnover rate indicates how actively the Trust's portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust's portfolio turnover rate in a year, the greater the trading costs payable by the Trust in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

        In accordance with National Instrument 81-106, performance data will be shown after the Trust has been in operation for at least 12 consecutive months.

Summary of Investment Portfolio
As of December 31, 2010

	Ounces	Price $	Average Cost $	Fair Value $	% of Net Assets %
Physical silver bullion	22,298,525	30.92	541,722,876	689,414,648	99.2
Cash and Cash Equivalents				41,004,322	5.9
Other Net Liabilities				(35,186,540)	(5.1)

Total Net Assets				695,232,430	100.0

        This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

QuickLinks

  EXHIBIT 2